                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 11-K

(Mark One)


           [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1997

                                      OR

           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


Commission file number :  00015580


                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       Profit Sharing and Savings Plan
                            6700 West North Avenue
                           Chicago, Illinois 60707
                           -----------------------
                     (Full title and address of the plan)



                            ST. PAUL BANCORP, INC.
                            6700 West North Avenue
                           Chicago, Illinois 60707
                           -----------------------
                      (Name and address of issuer of the
                    securities held pursuant to the plan)

                             INFORMATION INCLUDED





Report of Independent Auditors                                     1

Financial Statements

Statements of Net Assets Available
for Plan Benefits                                                  2

Statements of Changes in Net Assets
Available for Benefits                                             3

Notes to Financial Statements                                      4



Supplemental Schedules

Schedule of Assets Held for Investment Purposes                   15

Schedule of Reportable Transactions                               16



Exhibits:

      Exhibit 24 - Consent of Independent Auditors

                             Financial Statements
                          and Supplemental Schedules

                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                     Years ended December 31, 1997, 1996,
                 and 1995 with Report of Independent Auditors

                      St. Paul Federal Bank For Savings
                       Profit Sharing and Savings Plan

                           Financial Statements and
                            Supplemental Schedules


                Years ended December 31, 1997, 1996, and 1995




                                   CONTENTS




Report of Independent Auditors ..........................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits ....................  2
Statements of Changes in Net Assets Available for Plan Benefits .........  3
Notes to Financial Statements ...........................................  4


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes .............. 15
Line 27d - Schedule of Reportable Transactions .......................... 16

                        [ERNST & YOUNG LLP LETTERHEAD]


                        Report of Independent Auditors


The Trustees
St. Paul Federal Bank For Savings
Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of St. Paul Federal Bank For Savings Profit Sharing and Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 financial statements taken as a whole.




June 23, 1998                                   /s/ Ernst & Young LLP
                                                ---------------------
                                                Ernst & Young LLP

                      St. Paul Federal Bank For Savings
                       Profit Sharing and Savings Plan

             Statements of Net Assets Available for Plan Benefits



                                                         DECEMBER 31
                                                    1997              1996
                                                -----------------------------
ASSETS
Investments, at current value:
 Cash and cash equivalents                      $    111,255      $    27,357
 Mutual funds:
   Equity                                          5,314,316        3,996,423
   Small and medium capitalization equity          4,009,401                -
   Small capitalization equity                             -        3,612,699
   Money market                                    2,859,230        3,510,190
   Total bond market                               1,644,365                -
   Government bond                                         -        1,674,981
   High yield corporate bond                       1,434,929                -
   Balanced                                          730,168                -
   International equity                              316,194                -
                                                -----------------------------
    Total mutual funds                            16,308,603       12,794,293

 Common stock of St. Paul Bancorp, Inc.           27,592,790       17,573,829
 Participant loans                                   646,457                -
                                                -----------------------------
Total investments                                 44,659,105       30,395,479

Accrued interest and dividends receivable                559           25,070
                                                -----------------------------
 Total assets                                     44,659,664       30,420,549

LIABILITIES
Accrued expenses                                      39,085           13,199
Due to broker                                              -           27,276
                                                -----------------------------
 Total liabilities                                    39,085           40,475
                                                -----------------------------
Net assets available for plan benefits          $ 44,620,579      $30,380,074
                                                =============================


See accompanying notes.

                      St. Paul Federal Bank For Savings
                       Profit Sharing and Savings Plan

       Statements of Changes in Net Assets Available for Plan Benefits


                                                YEAR ENDED DECEMBER 31
                                            1997         1996         1995
                                        -------------------------------------
Additions (deductions):
 Income from investments:
   Cash and cash equivalents            $    17,785  $     2,105  $     3,408
   Participants loans                        22,782            -            -
   Common stock                             492,838      263,805      179,979
   Mutual funds                             818,544      360,019      375,817
                                        -------------------------------------
                                          1,351,949      625,929      559,204

 Contributions:
   St. Paul Federal Bank For Savings          2,861       31,109       32,028
   Participants                           1,931,221    1,711,953    1,697,834
                                        -------------------------------------
                                          1,934,082    1,743,062    1,729,862

 Realized and unrealized appreciation
   in fair value of investments          13,142,035    3,468,349    6,419,666
 Distributions                           (2,094,342)  (1,839,949)  (1,760,965)
 Administrative expenses                    (93,219)     (91,799)    (102,525)
                                        -------------------------------------
Net increase                             14,240,505    3,905,592    6,845,242
Net assets available for plan benefits
 at beginning of year                    30,380,074   26,474,482   19,629,240
                                        -------------------------------------
Net assets available for plan benefits
 at end of year                         $44,620,579  $30,380,074  $26,474,482
                                        =====================================

See accompanying notes.

                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS

                              DECEMBER 31, 1997

1. ACCOUNTING POLICIES

Investments are stated at current value. Investments traded on security exchanges are valued at the last reported sales price on the last business day of the calendar year. Mutual funds are valued at their reported net asset value.

The change between current value at the end of the year and current value at the beginning of the year or cost, if the investment was acquired during the year, is reflected as net unrealized appreciation or depreciation in current value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Sales are recorded using an average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. DESCRIPTION OF PLAN

St. Paul Federal Bank For Savings Profit Sharing and Savings Plan (the Plan) is a defined-contribution profit-sharing plan for eligible employees of St. Paul Federal Bank For Savings (the Bank) and its subsidiaries and affiliates. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify as a profit-sharing and savings plan, as described in section 401 of the Internal Revenue Code, as amended by the Tax Reform Act of 1986.

During 1997 and prior years, employees were required to complete one year of service before they could participate in the Plan. As of January 1, 1998, any employee, as defined in the Plan, is eligible to participate immediately from the date of hire. An employee must file a written notice of election with the trustees together with an authorization for the participant

                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. DESCRIPTION OF PLAN (CONTINUED)

deductions. A participant must deposit at least 2% of annual compensation and may deposit up to 15% of their annual compensation. Employees are permitted from time to time to change their level of contributions within this range. The Board of Directors of St. Paul Bancorp, Inc. (the Company), the holding company of the Bank, may authorize the Bank to subsidize the purchase of Company stock by the Plan. Such authorizations are restricted in that they must comply with applicable laws and regulations. In 1997, the Bank discontinued subsidizing the purchase of Company stock by the Plan.

The Plan is comprised of eight investment fund choices:

   Vanguard Index Trust - 500 Portfolio: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

   Vanguard Index Trust - Extended Market Portfolio: Seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up of mid- and small capitalization companies.

   Vanguard Money Market Reserves - Prime Portfolio: Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

   Vanguard Bond Index Fund - Total Bond Market Portfolio: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

   Vanguard Fixed Income Fund - High Yield Corporate Portfolio: Seeks to provide a high level of interest income by investing in high-yield corporate bonds, or "junk" bonds. These bonds pay higher interest rates because they are considered to carry greater risk of default than bonds with higher credit ratings.

                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. DESCRIPTION OF PLAN (CONTINUED)

   Vanguard Wellington Fund: Seeks to provide income and long-term growth of capital, without undue risk to capital, by investing about 65% of its assets in stocks and the remaining 35% in bonds.

   Vanguard International Growth Portfolio: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

   St. Paul Bancorp Common Stock: Provides employees of St. Paul Federal Bank with the opportunity to share in the potential growth and prosperity of the Bank by investing in St. Paul Bancorp, Inc. stock and reinvesting dividends.

Participants are periodically permitted to direct the trustees as to respective percentages of participant account balances and contributions to be invested in each Investment Fund. The number of fund choices expanded in 1997, when the Plan changed trustees.

Prior to January 31, 1997, contributions were deposited in a trust fund administered by First Trust Illinois, as trustee. On January 31, 1997, The Vanguard Group became the trustee and recordkeeper of the Plan. At that time, the Plan's investment options changed and new investment options were added to the Plan. Funds invested in the Montgomery Funds Small Capitalization Fund were transferred to the Vanguard Index Trust - Extended Market Portfolio and funds invested in the Federated Income Trust were transferred to the Vanguard Bond Index Fund - Total Bond Market Portfolio. The Vanguard Index Trust 500 Portfolio, Vanguard Money Market Reserves Income Prime Portfolio Fund, and St. Paul Bancorp, Inc. common stock continued to be investment options to the Plan participants. The Plan added the following investment options: Vanguard Fixed Income Securities Fund - High Yield Corporate Portfolio (a high yield corporate bond fund), Vanguard Wellington Fund (a balanced fund), and Vanguard International Growth Portfolio (an international equity fund).

As provided for in the Plan documents, contributions have been deposited in a trust fund administered by The Vanguard Group, as trustee. All administrative expenses were paid by the Plan.

                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. DESCRIPTION OF PLAN (CONTINUED)

The balance of a participant's account that represents contributions made by the participant is fully vested and can be withdrawn under certain conditions. As of January 31, 1997, participants are also allowed to borrow against assets held in their account from the Plan.

Distributions from the Plan may be received upon termination of service in the form of a lump-sum distribution. The Plan also allows for withdrawals under certain hardship circumstances in accordance with the Internal Revenue Code.

The foregoing description of the Plan provides only general information. Further details of the Plan are contained in the Summary Plan Description.

3. INVESTMENTS

The following table summarizes realized and unrealized appreciation in fair value of investments for the years ended December 31:


                                 1997         1996        1995
                             ------------------------------------
Common stocks                $ 11,447,046 $ 2,310,532 $ 4,745,395

Mutual funds                    1,694,989   1,157,817   1,674,271
                             ------------------------------------
                              $13,142,035  $3,468,349  $6,419,666
                             ====================================


The current value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                           AT DECEMBER 31
                                                          1997        1996
                                                      ------------------------
St. Paul Bancorp, Inc. common stock                   $27,592,790  $17,573,829
Vanguard Index Trust 500 Portfolio                      5,314,316    3,996,423
Vanguard Index Trust - Extended Market Portfolio        4,009,401            -
Vanguard Money Market Reserves Prime Portfolio Fund     2,859,230    3,510,190
Montgomery Funds Small Capitalization Fund                      -    3,612,699
Federated Income Trust                                          -    1,674,981

                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3. INVESTMENTS (CONTINUED)

On June 20, 1997, the Company declared a three-for-two stock split to shareholders of record as of June 30, 1997, that was distributed on July 14, 1997. On December 16, 1996, the Company declared a five-for-four stock split to shareholders of record as of December 31, 1996, that was distributed on January 14, 1997. All share references in the accompanying financial statements have been restated to reflect the stock splits.

4. TRANSACTIONS WITH PARTIES IN INTEREST

The following summarizes the account balances and results of transactions of the Plan with the Bank and the Company.

                                                   AS OF OR FOR THE YEAR
                                                     ENDED DECEMBER 31
                                               1997        1996         1995
                                          --------------------------------------
St. Paul Bancorp, Inc. common stock       $27,592,790  $17,573,829  $15,322,134
Dividend income on St. Paul Bancorp, Inc.
 common stock                                 492,838      263,805      179,979
Contributions to the Profit Sharing and
 Savings Plan from the Bank                     2,861       31,109       32,028


5. INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under section 401 (a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                   Notes to Financial Statements (continued)



6.  ALLOCATION OF ASSETS AVAILABLE FOR PLAN BENEFITS

The Plan's net assets are allocated among Investment Funds as follows:


                                                              Small & Medium      Small            Money            Total
                                                Equity        Capitalization   Capitalization      Market            Bond
                                                  Fund          Equity Fund      Equity Fund        Fund         Market Fund
                                               --------------------------------------------------------------------------------
Cash and cash equivalents                      $        -       $        -       $        -       $        -       $        -
Mutual funds                                    3,996,423                -        3,612,699        3,510,190                -
Common stock of St. Paul Bancorp, Inc.                  -                -                -                -                -
Accrued interest and dividends receivable               7                -                6           15,340                -
Accrued expenses                                   (3,814)               -             (961)          (3,373)               -
Due to broker                                           -                -                -                -                -
                                               --------------------------------------------------------------------------------
Balance at December 31, 1996                   $3,992,616       $        -       $3,611,744       $3,522,157       $        -
                                               ================================================================================

Cash and cash equivalents                      $        -       $        -       $        -       $        -       $        -
Mutual funds                                    5,314,316        4,009,401                -        2,859,230        1,644,365
Common stock of St. Paul Bancorp, Inc.                  -                -                -                -                -
Accrued interest and dividends receivable               -                -                -                -                -
Accrued expenses                                        -                -                -                -                -
Participant notes receivable                            -                -                -                -                -
                                               --------------------------------------------------------------------------------
Balance at December 31, 1997                   $5,314,316       $4,009,401       $        -       $2,859,230       $1,644,365
                                               ================================================================================


                                                          U.S.
                                                       Government
                                                        Bond Fund
                                                       -----------
Cash and cash equivalents                               $        -
Mutual funds                                             1,674,981
Common stock of St. Paul Bancorp, Inc.                           -
Accrued interest and dividends receivable                    9,664
Accrued expenses                                              (463)
Due to broker                                                    -
                                                        ----------
Balance at December 31, 1996                            $1,684,182
                                                        ==========
Cash and cash equivalents                               $        -
Mutual funds                                                     -
Common stock of St. Paul Bancorp, Inc.                           -
Accrued interest and dividends receivable                        -
Accrued expenses                                                 -
Participant notes receivable                                     -
                                                        ----------
Balance at December 31, 1997                            $        -
                                                        ==========

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                   Notes to Financial Statements (continued)



6.  ALLOCATION OF ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)

The Plan's net assets are allocated among Investment Funds as follows
(Continued):


                                                      High Yield                     International    St. Paul
                                                      Corporate         Balanced        Equity       Bancorp, Inc.
                                                      Bond Fund           Fund           Fund         Stock Fund
                                                  ------------------------------------------------------------------
Cash and cash equivalents                           $        -         $      -         $      -      $    27,357
Mutual funds                                                 -                -                -                -
Common stock of St. Paul Bancorp, Inc.                       -                -                -       17,573,829
Accrued interest and dividends receivable                    -                -                -               53
Accrued expenses                                             -                -                -           (4,588)
Due to broker                                                -                -                -          (27,276)
                                                   ---------------------------------------------------------------
Balance at December 31, 1996                        $        -         $      -         $      -      $17,569,375
                                                   ===============================================================

Cash and cash equivalents                           $        -         $      -         $      -      $   111,255
Mutual funds                                         1,434,929          730,168          316,194                -
Common stock of St. Paul Bancorp, Inc.                       -                -                -       27,592,790
Accrued interest and dividends receivable                    -                -                -              559
Accrued expenses                                             -                -                -          (39,085)
Participant notes receivable                                 -                -                -                -
                                                   ---------------------------------------------------------------
Balance at December 31, 1997                        $1,434,929         $730,168         $316,194      $27,665,519
                                                   ===============================================================


                                                         Participant
                                                            Loans           Total
                                                        -----------------------------
Cash and cash equivalents                                 $      -      $    27,357
Mutual funds                                                     -       12,794,293
Common stock of St. Paul Bancorp, Inc.                           -       17,573,829
Accrued interest and dividends receivable                        -           25,070
Accrued expenses                                                 -          (13,199)
Due to broker                                                    -          (27,276)
                                                          -------------------------
Balance at December 31, 1996                              $      -      $30,380,074
                                                          =========================

Cash and cash equivalents                                 $      -      $   111,255
Mutual funds                                                     -       16,308,603
Common stock of St. Paul Bancorp, Inc.                           -       27,592,790
Accrued interest and dividends receivable                        -              559
Accrued expenses                                                 -          (39,085)
Participant notes receivable                               646,457          646,457
                                                          -------------------------
Balance at December 31, 1997                              $646,457      $44,620,579
                                                          =========================

                      St. Paul Federal Bank For Savings
                       Profit Sharing and Savings Plan

                  Notes to Financial Statements (continued)



6.  ALLOCATION OF ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)

The Plan's transactions are allocated among Investment Funds as follows:


                                                       Small & Medium      Small          Money          Total           U.S.
                                            Equity     Capitalization  Capitalization     Market         Bond        Government
                                              Fund       Equity Fund     Equity Fund       Fund       Market Fund     Bond Fund
                                         ----------------------------------------------------------------------------------------
Balance at January 1, 1995                 $2,321,412     $        -     $2,199,313     $2,955,343     $        -     $1,790,601

Income from investments                        64,885              -            426        190,695              -        121,804
Contributions                                 267,818              -        272,805        216,503              -        194,051
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                                 785,314              -        752,231              -              -        136,726
Distributions                                (256,481)             -       (167,418)      (344,434)             -       (255,708)
Administrative expenses                       (12,719)             -        (11,537)       (13,873)             -         (7,478)
Fund transfers                                (47,783)             -       (251,957)       436,738              -       (174,573)
                                           --------------------------------------------------------------------------------------
Balance at December 31, 1995                3,122,446              -      2,793,863      3,440,972              -      1,805,423

Income from investments                        71,096              -            206        173,962              -        115,676
Contributions                                 297,109              -        297,753        206,454              -        130,193
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                                 662,083              -        533,396              -              -        (37,662)
Distributions                                (462,087)             -       (252,781)      (414,295)             -       (125,617)
Administrative expenses                       (14,266)             -        (10,505)       (13,158)             -         (5,720)
Fund transfers                                316,235              -        249,812        128,222              -       (198,111)
                                           --------------------------------------------------------------------------------------
Balance at December 31, 1996                3,992,616              -      3,611,744      3,522,157              -      1,684,182

Income from investments                       155,022        281,935            518        151,999        108,028            255
Contributions                                 385,603        301,006         31,550        194,406        100,272         10,462
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                               1,164,515        465,766         38,910              -         45,423         (8,220)
Distributions                                (260,857)      (132,513)      (104,966)      (957,767)        (9,115)       (76,964)
Administrative expenses                        (3,175)       (21,472)        (2,679)        (2,117)          (522)        (1,606)
Fund transfers                                (35,089)     3,202,450     (3,575,077)        10,143      1,418,106     (1,608,109)
Participant loan withdrawals                  (98,721)      (106,435)             -        (68,048)       (21,652)             -
Participant loan repayments                    14,402         18,664              -          8,457          3,825              -
                                           --------------------------------------------------------------------------------------
Balance at December 31, 1997               $5,314,316     $4,009,401     $        -     $2,859,230     $1,644,365     $        -
                                           ======================================================================================


                                                              TOTALS
                                                           -----------
Balance at January 1, 1995                                  9,266,669

Income from investments                                       377,810
Contributions                                                 951,177
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                                               1,674,271
Distributions                                              (1,024,041)
Administrative expenses                                       (45,607)
Fund transfers                                                (37,575)
Balance at December 31, 1995                               11,162,704

Income from investments                                       360,940
Contributions                                                 931,509
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                                               1,157,817
Distributions                                              (1,254,780)
Administrative expenses                                       (43,649)
Fund transfers                                                496,158
Balance at December 31, 1996                               12,810,699

Income from investments                                       697,757
Contributions                                               1,023,299
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                                               1,706,394
Distributions                                              (1,542,182)
Administrative expenses                                       (31,571)
Fund transfers                                               (587,576)
Participant loan withdrawals                                 (294,856)
Participant loan repayments                                    45,348
Balance at December 31, 1997                              $13,827,312

                      St. Paul Federal Bank For Savings
                       Profit Sharing and Savings Plan

                  Notes to Financial Statements (continued)



6.  ALLOCATION OF ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)

The Plan's transactions are allocated among Investment Funds as follows (Continued):

                                           High Yield                   International    St. Paul
                                           Corporate       Balanced        Equity      Bancorp, Inc.  Participant
                                           Bond Fund         Fund           Fund        Stock Fund       Loans           Total
                                          -----------------------------------------------------------------------------------------
Balance at January 1, 1995                 $        -       $      -       $      -    $10,362,571       $      -      $19,629,240

Income from investments                             -              -              -        181,394              -          559,204
Contributions                                       -              -              -        778,685              -        1,729,862
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                                       -              -              -      4,745,395              -        6,419,666
Distributions                                       -              -              -       (736,924)             -       (1,760,965)
Administrative expenses                             -              -              -        (56,918)             -         (102,525)
Fund transfers                                      -              -              -         37,575              -                -
                                           ----------------------------------------------------------------------------------------
Balance at December 31, 1995                        -              -              -     15,311,778              -       26,474,482

Income from investments                             -              -              -        264,989              -          625,929
Contributions                                       -              -              -        811,553              -        1,743,062
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                                       -              -              -      2,310,532              -        3,468,349
Distributions                                       -              -              -       (585,169)             -       (1,839,949)
Administrative expenses                             -              -              -        (48,150)             -          (91,799)
Fund transfers                                      -              -              -       (496,158)             -                -
                                           ----------------------------------------------------------------------------------------
Balance at December 31, 1996                        -              -              -    $17,569,375              -      $30,380,074

Income from investments                        57,867         54,279         13,489        505,775         22,782        1,351,949
Contributions                                   7,257         53,651         43,501        806,374              -        1,934,082
Realized and unrealized appreciation
  (depreciation) in fair value of
  investments                                  17,120         12,414        (40,939)    11,447,046              -       13,142,035
Distributions                                    (393)          (183)          (456)      (547,576)        (3,552)      (2,094,342)
Administrative expenses                           (62)          (313)          (142)       (61,131)             -          (93,219)
Fund transfers                              1,363,262        624,564        301,421     (1,701,671)             -                -
Participant loan withdrawals                  (10,122)       (16,015)        (1,349)      (417,565)       739,907                -
Participant loan repayments                         -          1,771            669         64,892       (112,680)               -
                                           ----------------------------------------------------------------------------------------
Balance at December 31, 1997               $1,434,929       $730,168       $316,194    $27,665,519       $646,457      $44,620,579
                                           ========================================================================================

                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)


7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In 1997, the Bank discontinued its contributions to the Plan in the form of subsidizing the purchase of Company common stock.

8. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                    DECEMBER 31
                                                                1997          1996
                                                            --------------------------
Net assets available for plan benefits per the
 financial statements                                       $44,620,579    $30,380,074
Amounts allocated to withdrawn participants                    (148,526)    (1,199,986)
                                                            --------------------------
Net assets available for plan benefits per the Form 5500    $44,472,053    $29,180,088
                                                            ==========================


The following is a reconciliation of benefits paid per the financial statements to the Form 5500:


                                                           YEAR ENDED DECEMBER 31
                                                      1997           1996         1995
                                                  ----------------------------------------
Distributions per the financial statements        $2,094,342     $1,839,949    $1,760,965
Add: Amounts allocated to withdrawn
 participants                                        148,526      1,199,986       585,067
Less: Amounts allocated to withdrawn
 participants in prior year                       (1,199,986)      (585,067)     (341,952)
                                                  ---------------------------------------
Distributions per the Form 5500                   $1,042,882     $2,454,868    $2,004,080
                                                  =======================================


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)


9. YEAR 2000 ISSUE (UNAUDITED)

The Vanguard Group serves as the Plan's recordkeeper and trustee. Vanguard has developed a plan to modify its information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Vanguard Group currently believes that the renovation of its major internal applications will be complete by the third quarter of 1998. It has also requested that its clients, business partners, and providers make the same commitment for all new releases of hardware and software as well as upgraded interfaces. Full-scale testing for year 2000 readiness will occur from the third quarter 1998 through December 1998 and readiness monitoring will continue through 1999. The Vanguard Group does not expect this project to have a significant effect on the Plan's operations.

                            SUPPLEMENTAL SCHEDULES

                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

          LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1997

IDENTITY OF ISSUE, BORROWER,           DESCRIPTION OF                     CURRENT
LESSOR, OR SIMILAR PARTY               INVESTMENT            COST         VALUE
-----------------------------------------------------------------------------------
Cash and cash equivalents:
 Vanguard Money Market Reserves        111,255 shares
  Income Prime Portfolio               variable rate      $   111,255  $   111,255
                                                          -------------------------
Total cash and cash equivalents                           $   111,255  $   111,255

Mutual funds:
 Vanguard Index Trust 500
   Portfolio                           59,002 shares        4,451,757    5,314,316
 Vanguard Index Trust
   Extended Market Portfolio          130,387 shares        3,588,689    4,009,401
 Vanguard Money Market
   Reserves Income Prime
   Portfolio                        2,859,230 shares        2,859,230    2,859,230
 Vanguard Bond Index Fund
   Total Bond Market Portfolio        162,970 shares        1,602,035    1,644,365
 Vanguard Fixed Income
   Securities Fund High Yield
   Corporate Portfolio                177,590 shares        1,418,966    1,434,929
 Vanguard Wellington Fund              24,794 shares          720,218      730,168
 Vanguard International
   Growth Portfolio                    19,292 shares          358,269      316,194
                                                          -------------------------
Total mutual funds                                         14,999,164   16,308,603

Common stock:
   St. Paul Bancorp, Inc.           1,051,154 shares        7,902,816   27,592,790
                                                          -------------------------
Total common stock                                          7,902,816   27,592,790

Participant loans                        8.5% - 9.5%
                                       interest rate          646,457      646,457
                                                          -------------------------
Total investments                                         $23,659,692  $44,659,105
                                                          =========================

                      St. Paul Federal Bank For Savings
                       Profit Sharing and Savings Plan

                Line 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1997

                                                                                                        MATURITY
                                                                                                        PROCEEDS/
                                    DESCRIPTION OF ASSET, INCLUDING INTEREST                PURCHASE     SELLING      COST OF
IDENTITY OF PARTY INVOLVED                     RATE AND MATURITY                              PRICE       PRICE        ASSET
------------------------------------------------------------------------------------------------------------------------------------
Category (i) - Individual transactions in excess of 5% of the total Plan assets
------------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group                Vanguard Index Trust Extended Market Portfolio:
                                        1 purchase                                         $3,563,699   $      -     $3,563,699

The Vanguard Group                Vanguard Bond Index Fund Total Bond Market
                                     Portfolio:
                                        1 purchase                                          1,576,694          -      1,576,694

First Trust Illinois              Federated Income Trust:
                                        1 sale                                                      -   1,577,903     1,643,591

First Trust Illinois              Montgomery Funds Small Capitalization Fund:
                                        1 sale                                                      -   3,533,196     3,134,143


Category (iii) - A series of transactions with respect to securities of the same issue which amount in the aggregate to more than
5% of the total Plan assets

First Trust Illinois              First American Government Obligations Fund,
                                  variable rate:
                                       58 purchases                                        $6,527,720   $       -    $6,527,720
                                       44 sales                                                     -    6,555,078    6,555,076

The Vanguard Group                Vanguard Index Trust 500 Portfolio:
                                       66 purchases                                           903,780            -      903,780
                                       78 sales                                                     -      741,386      626,861

The Vanguard Group                Vanguard Index Trust Extended Market Portfolio:
                                       53 purchases                                         4,329,209            -    4,329,209
                                       97 sales                                                     -      785,574      747,338

The Vanguard Group                Vanguard Money Market Reserves
                                     Income Prime Portfolio:
                                       82 purchases                                         1,068,704            -    1,068,704
                                       71 sales                                                     -    1,751,076    1,751,076



                                  CURRENT
                                 VALUE OF
                                 ASSET ON
                                TRANSACTION     GAIN
IDENTITY OF PARTY INVOLVED         DATE        (LOSS)
----------------------------------------------------------------
Category (i) - Individual transactions in excess of 5% of the total Plan assets
----------------------------------------------

The Vanguard Group
                               $3,563,699     $     -

The Vanguard Group

                                1,576,694           -

First Trust Illinois
                                1,577,903     (65,688)

First Trust Illinois
                                3,533,196     399,053


Category (iii) - A series of transactions with respect to securities of the same issue which amount in the aggregate to more than
5% of the total Plan assets

First Trust Illinois

                                $6,527,720    $     -
                                 6,555,076          -

The Vanguard Group
                                   903,780          -
                                   741,386    114,525

The Vanguard Group
                                 4,329,209          -
                                   785,574     38,236

The Vanguard Group

                                 1,068,704          -
                                 1,751,076          -

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                Line 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1997



                                                                                                            CURRENT
                                                                                   MATURITY                 VALUE OF
                                                                                   PROCEEDS/                ASSET ON
                           DESCRIPTION OF ASSET, INCLUDING INTEREST   PURCHASE     SELLING      COST OF    TRANSACTION      GAIN
IDENTITY OF PARTY INVOLVED            RATE AND MATURITY                 PRICE       PRICE        ASSET        DATE         (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - A series of transactions with respect to securities of the same issue which amount in the aggregate to more than
5% of the total Plan assets (Continued)

The Vanguard Group      Vanguard Bond Index Fund Total Bond Market
                           Portfolio:
                             66 purchases                            1,853,969             -   1,853,969    1,853,969           -
                             62 sales                                        -        255,027    253,548      255,027       1,479

The Vanguard Group      Vanguard Fixed Income Securities Fund
                           High Yield Corporate Portfolio:
                             33 purchases                            1,507,415             -   1,507,415    1,507,415           -
                             13 sales                                        -        89,606      88,582       89,606       1,024

The Vanguard Group      St. Paul Common Stock Fund:
                             81 purchases                            1,979,383             -   1,979,383    1,979,383           -
                             87 sales                                        -     3,382,784   1,395,308    3,382,784   1,987,476

First Trust Illinois    Federated Income Trust:
                               3 purchases                              14,938             -      14,938       14,938           -
                               3 sales                                       -     1,681,700   1,751,630    1,681,700     (69,930)

First Trust Illinois    Montgomery Funds Small Capitalization Fund:
                               2 purchases                              15,318             -      15,318       15,318           -
                               4 sales                                       -     3,666,927   3,253,077    3,666,927     413,850


There were no category (ii) or (iv) transactions reportable during the year.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 ST. PAUL FEDERAL BANK FOR SAVINGS
                                 PROFIT SHARING AND SAVINGS PLAN


Date:  June 30, 1998             By:  /s/  Joseph C. Scully
                                      ------------------------------
                                      Joseph C. Scully
                                      Chairman of the Board of
                                      Directors of St. Paul Federal
                                      Bank For Savings and Member of
                                      the Administrative Committee

                                EXHIBIT INDEX


Exhibit
Number         Description
-------        -----------

  24      Consent of Independent Auditors